

QUIRKCHAT

this is how geeks make friends.

MARKET SIZE



$44B US Gaming industry (2019)

$27B OTT industry (2019); 33% YoY

Early adopter audiences
- Gamers
- Cosplayers
- Podcasters + Video hosts
- Virtual event organizers
- K-pop lovers (virtual dance practice)
- Musicians (virtual jam sessions)

9:41
Search ...
Feed
PodChats
Go Live!
Live
Upcoming
Name of Live Podchat
Anime
Name of Live Podchat
K-Pop
Giselle
25
Los Angeles, CA
Trying to find friends for my first comic con!
Which one should i go to fam?
Women
Black/African
BOOM!

QuirkChat is social livestreaming and networking for geeks and gamers.

Our goal is to **help users feel supported as they explore their interests** online.





Download on the App Store

GET IT ON Google Play









For You
Discover
Is shoujo anime better than shonen?
Melissa Chu
1010
103
Is shoujo anime better than shonen?
Melissa Chu, Amanda Brown
Is shoujo anime better than shonen?
Melissa Chu, Amanda, Nick Ferris
Is shoujo anime better than shonen?
Melissa Chu, Nick Ferris
104

INTRODUCING QUIPS

Create 15 second Quips around a topic or question and let others add responses that can be shared on social media





For You
Discover
We've set you up with a live Podchat with up to 3 other people because you seem to like Anime. Click below to accept within the next 90 seconds.
Topic: What anime are you watching these days?
Join Podchat
Decline invitation
Live Podchats
10
What anime are you watching these days?
Nicole B., Ashley G., Chris D., Eugene F.
Comments
Greg A.
I like that anime too! What did you think of that last episode?

PODCHATS

Group livestreams with new people or old friends. Set the topic or accept one of our invitations.







LAN Party Gamer Squad
2,022 members
Join Squad
A squad for diverse gamers looking to make new friends
Lounges
Updates
Quips
General Chat Lounge
Voice Chat Lounge
Overwatch Gamers Lounge
D&D Lounge
LAN Party Gamer Squad
2,022 members
Join Squad
A squad for diverse gamers looking to make new friends
Lounges
Updates
Quips
NEW D&D LOUNGE!
BLACK LIVES MATTER
LAN Party Gamer Squad
2,022 members
Join Squad
A squad for diverse gamers looking to make new friends
Lounges
Updates
Quips

SQUADS

Easily grow, organize and monetize your community on QuirkChat or join other squads to talk with new people

MEET DJ TAYLOR SENPAI, A QUIRKTASTIC USER



DJ Taylor Senpai is a comic con DJ and avid QuirkChat user. He uses the app to **meet friends** in the DC area or whenever he is performing, **give recommendations** about anime on our feed, and **host live DJing podchats to monetize** whenever he can't perform IRL.

71 Net Promoter Score

as of April 2020

OUR AUDIENCE



25,000+

monthly users in USA, Canada
and Europe since March 2019

Largest interest demographic: anime, gaming, k-pop

7x- times users open app per day

1.25 hours per day

BUSINESS MODEL



lesha just gifted you boba! yum!

Give your friends and favorite livestreamers Snacks!

1 qoin = $0.03
Snacks = 35-250 qoins

The Quirk Shop: $183,000 since launch

TEAM

6 full time + 5 part time contract



BEE LAW
ceo + head of product



WARREN NG
tech advisor



LAUREN GRANT
chief content officer

   

FINANCIAL

We are raising $250K on Wefunder to bolster our tech and security stack, grow to our community to 1MM and to increase ARR to $750K.
.

$250K
investment opportunity

invest as little as $100!

1MM
app downloads

current $0.23 cost per install

$750K
revenue

over 12 months

*These are forward looking projections that are not guaranteed

Current investors







QUIRKCHAT

this is how geeks make friends.

LEGAL NOTICE